FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports First Quarter Results for 2008

Calgary, Alberta – May 13, 2008 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software products, today reported its first quarter financial results for 2008. Revenues for the three months ended March 31, 2008 were $423,000 as compared to $606,000 for the same period in FY2007. The net loss for the quarter, computed in accordance with US generally accepted accounting principles, was $(572,000) or $(0.06) per share as compared to a net loss of $(381,000) or $(0.04) per share for the same period in FY2007.

Recurring revenues for the quarter increased 7% to $346,000 from $325,000 in 2007. As expected, licensing and non- recurring engineering fee revenues continue to be a less significant contributor to total revenues and this was reflected in the 88% decrease between the first quarters for 2008 and 2007. The Company reported a working capital surplus of $1,167,000 as at March 31, 2008 of which cash comprised $949,000.

In April, the Company submitted a plan to The Nasdaq Stock Market outlining how it intends to specifically achieve and sustain compliance with the Nasdaq Capital Market listing requirements following receipt of a Nasdaq Staff deficiency letter, as previously reported. The Company has subsequently provided progress updates to the Nasdaq Stock Market. The Company expects to resolve this matter by early June.

“The foundation for success is to establish the microQ product suite as the solution of choice on as many major mobile device platforms as possible,” stated David Gallagher, President of QSound Labs. “We are therefore very pleased with the two recent announcements made with CSR and Symbian that provide such opportunities for our technology.”

“CSR and Symbian are leaders in their respective markets and therefore provide access for the Company to new mobile device designs wins that should expand upon and complement our existing wins at LG, Panasonic and Pantech.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The Company has developed numerous innovative, proprietary audio solutions based on extensive research into human auditory perception. These technologies include virtual surround sound, 3D positional audio, stereo enhancement and MIDI Synthesis for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich, immersive 3D audio environments allowing consumers to enjoy stereo surround sound from headphones or from two, four and up to 7.1 speaker systems. The Company’s customer and partner roster includes ARM, LG, Samsung, Pantech, STMicroelectronics, Telechips, CSR, Aricent, Broadcom, MITAC, Panasonic, Qualcomm, Sony Vaio and Toshiba amongst others. QSound Labs supports its semiconductor, software and OEM partners globally with offices in Canada, Europe, China and Japan. To hear 3D audio demos and learn more about QSound, visit our web site at www.qsound.com.

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, opportunities for new microQ design wins through CSR and Symbian, and expected achievement of compliance with Nasdaq listing requirements.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with acceptance of microQ by major mobile device platform manufacturers, ability to achieve and sustain Nasdaq listing requirements, successful distribution of QSound-enabled products by licensees, loss of relationships with companies that do business with QSound, ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets As at March 31, 2008 and December 31, 2007 (unaudited) (Expressed in United States dollars under United States GAAP)
	March 31, 2008	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	$948,739	$1,232,255
Accounts receivable (net)	474,279	506,648
Note receivable	24,747	27,400
Inventory	8,924	12,217
Deposits and prepaid expenses	202,005	188,568
	1,658,694	1,967,088

Property and equipment	248,156	258,414
Deferred development costs	180,358	194,915
Intangible assets	66,249	70,260
	$2,153,457	$2,490,677

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$285,196	$262,718
Deferred revenue	206,673	22,820
	491,869	285,538

Liability for pension benefit	10,078	5,079
Convertible notes	137,289	118,220

Shareholders' equity
Share capital	47,688,219	47,675,739
Warrants	1,027,114	1,027,114
Contributed surplus	2,973,871	2,959,339
Deficit	(50,051,826)	(49,479,722)
Accumulated Other Comprehensive Loss	(123,157)	(100,630)
	1,514,221	2,081,840

	$2,153,457	$2,490,677

Consolidated

Statements of Operations Deficit

For the periods ended March 31, 2008 and 2007 (unaudited)

(Expressed in United States dollars under United States GAAP)

	2008	2007
REVENUE
Royalties, licenses and engineering fees	$371,078	$536,209
Product sales	52,330	70,151
	423,408	606,360
Cost of product sales	17,025	26,715
	406,383	579,645

EXPENSES:
Marketing	288,036	398,757
Operations	65,108	33,226
Product engineering	237,258	180,588
Administration	308,403	280,705
Foreign exchange loss	1,946	821
Amortization	41,559	49,757
	942,310	943,854

Loss before other items	(535,927)	(364,209)

OTHER ITEMS
Interest income	6,956	23,088
Interest on convertible notes	(18,075)	(20,342)
Accretion expense	(19,069)	(8,215)
	(30,188)	(5,469)

Loss before taxes	(566,115)	(369,678)
Foreign withholding tax	(5,989)	(11,267)
Net loss for the period	(572,104)	(380,945)

Deficit, beginning of period	(49,479,722)	(48,216,880)
Deficit, end of period	$(50,051,826)	$(48,597,825)

Loss per common share (basic and diluted)	$(0.06)	$(0.04)

Consolidated

Statements of Cash Flows

For the periods ended March 31, 2008 and 2007 (unaudited)

(Expressed in United States dollars under United States GAAP)

	2008	2007
Cash provided by (used in)

OPERATIONS
Loss for the period	$(572,104)	$(380,945)
Items not requiring (providing) cash:
Amortization	41,559	49,757
Stock based compensation	27,012	101,209
Employee future benefits	(17,528)	–
Accretion expense	19,069	8,215
Other	(347)	(1,018)
Changes in working capital balances	228,556	(371,426)
	(273,783)	(594,208)

FINANCING
Issuance of common shares, net	–	72,300

INVESTMENTS
Note receivable	3,000	36,000
Purchase of property and equipment	(8,785)	(6,530)
Purchase of intangible assets	(3,948)	–
	(9,733)	29,470

(Decrease) increase in cash	(283,516)	(492,438)
Cash and cash equivalents beginning of period	1,232,255	2,316,476

Cash and cash equivalents end of period	$948,739	$1,824,038